                                                            OMB APPROVAL

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For the month of May 12, 2004.

Commission File Number ----------------

                            DOMAN INDUSTRIES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

       3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):--------

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):--------

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -----------------.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               DOMAN INDUSTRIES LIMITED
                                        ----------------------------------------
                                                    (Registrant)

Date May 12, 2004                       By /s/ Philip G. Hosier
                                          --------------------------------------
                                                      (Signature) *
                                                     Philip G. Hosier
                                                 Vice President, Finance

--------------------
* Print the name and title under the signature of the signing officer.

                  PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION SEC 1815 (11-02) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
                  FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                        DOMAN INDUSTRIES LIMITED
                                        435 TRUNK ROAD
                                        DUNCAN, BRITISH COLUMBIA
   [DOMAN INDUSTRIES LIMITED LOGO]      CANADA V9L 2P9

                                        TELEPHONE: (250) 748-3711
                                        FACSIMILE: (250) 748-6045

                                  NEWS RELEASE

                            DOMAN INDUSTRIES LIMITED

FOR IMMEDIATE RELEASE

May 7, 2004 - Duncan, British Columbia. Doman Industries Limited ("Doman" or the "Company") announces that in connection with proceedings under the Companies Creditors Arrangement Act ("CCAA"), it has filed an information circular and proxy statement dated May 7, 2004 (the "Information Circular") with the Supreme Court of British Columbia (the "Court"). The Information Circular is to be disseminated to affected creditors in connection with the meeting of affected creditors (the "Meeting") to be held on June 7, 2004 to approve the Plan of Compromise and Arrangement filed with the Court on April 30, 2004 (the "Plan").

The Company also announces that KPMG Inc., the Monitor appointed by the Court under the CCAA has filed with the Court its 21st report dated May 7, 2004. The Monitor's report, a copy of which may be obtained by accessing the Company's website <www.domans.com> or the Monitor's website <www.kpmg.ca/doman>, provides information in connection with the Meeting and includes the Monitor's comments and recommendations with respect to the Plan. The Monitor's report also includes an Appendix prepared by the Company which discloses certain confidential non-public financial information. The disclosure of this information by the Company is required pursuant to the terms of certain confidentiality agreements entered into by the Company during the restructuring process.

The Monitor's report will accompany the Information Circular disseminated to affected creditors. A copy of the Information Circular and the Monitor's report will also be available on the Company's website at <www.domans.com> and at
<www.sedar.com> under the Company name.

In addition, the Company announces that it applied to Court today for an order approving a tentative agreement currently being negotiated with a subsidiary ("Subco") of LaPointe Partners for the sale of the Port Alice Mill. The Company anticipates that a firm agreement with Subco will be concluded over the weekend. The Court hearing to approve the proposed sale will take place on Tuesday, May 11, 2004. The details of the tentative agreement are in the pleadings filed with the application and are available on the Company's website at <www.domans.com>.

This press release contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause the actual results of the Company to be materially different from those expressed or implied by those forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign-currency exchange rates and other factors referenced herein and in the Company's annual statutory report.

FOR FURTHER INFORMATION CONTACT:                     P.G. HOSIER (604) 665-6231.

                                        DOMAN INDUSTRIES LIMITED
                                        435 TRUNK ROAD
                                        DUNCAN, BRITISH COLUMBIA
   [DOMAN INDUSTRIES LIMITED LOGO]      CANADA V9L 2P9

                                        TELEPHONE: (250) 748-3711
                                        FACSIMILE: (250) 748-6045

                                  NEWS RELEASE

                            DOMAN INDUSTRIES LIMITED

FOR IMMEDIATE RELEASE

May 11, 2004 - Duncan, British Columbia - Doman Industries Limited (the "Company") announced today that the Supreme Court of British Columbia issued an order in connection with proceedings under the Companies Creditors' Arrangement Act, approving the sale of the Port Alice Mill to Port Alice Specialty Cellulose Inc., an affiliate of LaPointe Partners, Inc.

Under the purchase and sale agreement, the purchaser acquires substantially all of the Port Alice Mill assets including adjusted working capital valued at $2.73 million in consideration for one dollar and the assumption of outstanding obligations relating to the Mill, including employee and pension liabilities. All of the existing Port Alice employees will be offered employment by the purchaser as a condition of the transaction. The sale closed today.

A copy of the purchase and sale agreement may be obtained by accessing the Company's website at <www.Domans.com>.

About Doman:

Doman is an integrated Canadian forest products company and the second largest coastal woodland operator in British Columbia. Principal activities include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, value-added remanufacturing and producing dissolving sulphite pulp and NBSK pulp. All the Company's operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in 30 countries worldwide.

This press release contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause the actual results of the Company to be materially different from those expressed or implied by those forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign-currency exchange rates and other factors referenced herein and in the Company's annual statutory report.

FOR FURTHER INFORMATION CONTACT:              MICHAEL FITCH 604 631 4779 OR RICK
                                                              DOMAN 250 748 3711

                                        DOMAN INDUSTRIES LIMITED
                                        435 TRUNK ROAD
                                        DUNCAN, BRITISH COLUMBIA
   [DOMAN INDUSTRIES LIMITED LOGO]      CANADA V9L 2P9

                                        TELEPHONE: (250) 748-3711
                                        FACSIMILE: (250) 748-6045

                                  NEWS RELEASE

                            DOMAN INDUSTRIES LIMITED

FOR IMMEDIATE RELEASE

May 12, 2004 - Duncan, British Columbia. Doman Industries Limited (the "Company") announced today the Company's first quarter 2004 results.

Earnings

The net loss for the first quarter of 2004 was $44.3 million compared to a net loss of $14.5 million in the immediately preceding quarter and net earnings of $52.2 million in the first quarter of 2003.

Contributing to the net loss for the first quarter of 2004 was an unrealized foreign exchange loss of $10.0 million on the translation of debt denominated in US dollars. This compares with foreign exchange gains of $35.3 million and $73.9 million in the immediately preceding quarter and the first quarter of 2003 respectively.

Operating earnings for the first quarter were almost break-even, showing a small loss of $0.8 million compared to a loss of $24.2 million in the preceding quarter and earnings of $3.6 million in the first quarter of 2003. The significant improvement in operating earnings for the quarter reflects higher prices for lumber and pulp. However, this benefit was negatively impacted by the stronger Canadian dollar. For the first quarter of 2004 the Canadian dollar averaged US $0.76 compared to US $0.76 in the immediately preceding quarter and US $0.65 in the first quarter of 2003. The Company estimates that the strengthening Canadian dollar reduced operating earnings by approximately $17 million in the first quarter of 2004 compared to the first quarter of 2003.

Softwood lumber duties expensed in the first quarter of 2004 totalled $9.5 million compared to $9.3 million in the immediately preceding quarter and $7.8 million in the first quarter of 2003.

SUMMARY OF SELECTED RESULTS FOR THE QUARTER

                                                      1ST QUARTER     4TH QUARTER     1ST QUARTER
(millions of dollars)                                     2004            2003            2003
---------------------                                 -----------     -----------     -----------
Gross sales                                           $     166.3     $     165.1     $     170.5
Countervailing & anti-dumping duties                  $       9.5     $       9.3     $       7.8
EBITDA (Note)                                         $      10.7     $     (11.0)    $      15.1
Operating earnings (loss)                             $      (0.8)    $     (24.2)    $       3.6
Foreign exchange gain (loss) on long-term debt        $     (10.0)    $      35.3     $      73.9
Net earnings (loss)                                   $     (44.3)    $     (14.5)    $      52.2

Solid Wood Segment

Sales in the solid wood segment were $119.4 million in the first quarter compared to $113.4 million in the previous quarter and $113.6 million in the same quarter of 2003 reflecting a higher lumber sales volume and reduced outside volume of log sales.

EBITDA for the solid wood segment in the first quarter was $17.7 million compared to $(1.1) million in the previous quarter and $20.0 million in the same quarter of 2003. Lumber prices were higher in the first quarter compared to the previous quarter, but the stronger Canadian dollar had a significant negative impact on the current quarter's results compared to the first quarter of 2003. A new market-based timber pricing system became effective on February 29, 2004 which is expected to reduce stumpage fees by approximately $8 per cubic metre. As a result of the timing of this new system, as well as seasonal factors, logging operations did not get fully under way until March. Production of 769 km(3) increased from 709 km(3) in the previous quarter and 681 km(3) in the first quarter of 2003 as a result of this higher production in March 2004.

Pulp Segment

Pulp sales for the quarter were $46.9 million compared to $51.7 million in the previous quarter and $56.9 million in the same quarter of 2003. The average list price of NBSK, delivered to Northern Europe, was US $590 per ADMT in the first quarter of 2004 compared to US $557 per ADMT in the previous quarter and US $482 per ADMT in the same quarter of 2003. However, the stronger Canadian dollar acted to offset some of these US dollar price increases.

EBITDA for the pulp segment in the quarter was $(5.0) million compared to $(7.3) million in the previous quarter and $(3.8) million in the first quarter of 2003. The Squamish pulpmill operated for 81 days in the first quarter of 2004, producing 63,724 ADMT. It was down for 10 days in January due to a shortage of wood chips. The Port Alice dissolving sulphite mill did not operate during the first quarter due to fibre shortages.

Changes in Financial Position and Liquidity

Cash flow from operations in the first quarter of 2004, before changes in non-cash working capital, was $(21.6) million compared to $(33.5) million in the previous quarter and $(8.7) million in the first quarter of 2003. After changes in non-cash working capital, cash provided by operations in the first quarter of 2004 was $0.1 million compared to $7.5 million in the previous quarter and $7.4 million in the first quarter of 2003. The major reason for the cash "inflow" from working capital arises from the fact that interest payments on the Company's outstanding bond indebtedness continue to be accrued, but payments are stayed under the Company's CCAA proceedings.

Additions to property, plant and equipment in the first quarter were $5.7 million, almost all of it being for road construction in the logging sector.

Bank indebtedness increased by $2.5 million in the quarter.

The Company's cash balance at March 31, 2004 was $19.6 million. In addition, $29.1 million was available under its revolving credit facility.

Markets and Outlook

Lumber prices in the US as measured by SPF 2x4 lumber averaged approximately US $370 per mfbm in the first quarter of 2004 compared to US $299 per mfbm in the previous quarter and US $245 per mfbm in the first quarter of 2003. Housing start statistics in the US remain strong with a seasonally adjusted annual rate in March 2004 of 2,007,000 which is 6% above the February rate and 15% above the March 2003 rate. Single family permits, considered to be a leading indicator, were also higher in the month. However, the lack of a satisfactory resolution to the softwood lumber dispute continues to plague the BC lumber industry and the strength of the Canadian dollar has tempered some of the price increases.

NBSK pulp markets continued strengthening in the quarter with list prices to Europe ending the first quarter at US $620 per ADMT. World producers' pulp stocks are expected to continue to decline through the second quarter of 2004 as producers take normal spring maintenance curtailments and fine paper demand improves further. List prices to Europe, which increased to US $640 per ADMT in April, will climb to US $680 per ADMT in June and further price increases are expected going forward.

Prices for dissolving sulphite pulp, manufactured at the Company's Port Alice pulp mill have improved enabling the mill to operate for 37 days from April 5 to May 11.

Sale of Port Alice Pulpmill

On May 11, 2004 a sale of the Port Alice pulpmill to Port Alice Specialty Cellulose Inc., a subsidiary of LaPointe Partners, Inc., was approved by the Supreme Court of British Columbia, with closing on the same date. Under the purchase and sale agreement, the purchaser acquires for one dollar substantially all the assets used primarily or exclusively in the Port Alice mill, including $2.73 million of adjusted working capital (as defined) and the assumption of outstanding obligations relating to the pulpmill, including employee and pension liabilities.

Restructuring

On April 6, 2004 the Supreme Court of British Columbia (the "Court") adjourned until April 30, 2004 an application made by certain of Doman's unsecured noteholders to move forward with a plan of arrangement approved by those noteholders. It also gave the Company until April 30, 2004 to file its own plan and set June 7, 2004 as the suggested meeting date for the consideration of a restructuring plan by the Company's unsecured creditors and ordered the shutdown of the Port Alice mill on May 11, 2004 unless a buyer could be found.

On April 26, 2004 the Company announced it had reached an agreement in principle with the unsecured noteholder group and on April 30, 2004 the Court issued an order authorizing the filing of the Plan that was approved by the Doman Board of Directors and directing the Company to hold a meeting of unsecured creditors on June 7, 2004. The main features of the Plan are summarised in the attached Notes to Consolidated Financial Statements and a copy of the Meeting Order, Information Circular, Plan and related documents may be obtained by accessing the Company's website at www.domans.com.

Concluding Remarks

In conclusion, Rick Doman stated, "I am very pleased that a restructuring Plan has been agreed upon with the unsecured noteholder Committee. Assuming a positive vote on June 7 from the affected creditors, the Plan will bring stability to our organization and enable our talented and loyal workforce to focus on running the business and returning it to profitability. A number of challenges, in particular a resolution to the softwood lumber dispute, remain to be solved. However, strong markets for both our lumber and NBSK pulp products and a very significantly reduced debt load should enable the newly restructured organization to emerge on a strong footing."

Note:

Cash flow is defined as cash flow from operations before changes in non-cash working capital as disclosed in the consolidated statements of cash flows.

EBITDA represents operating earnings (loss) before amortization, asset write-downs and other income (expenses) as disclosed in the consolidated statement of operations. The Company discloses EBITDA as it is a measure used by analysts to evaluate the Company's performance. As EBITDA is a non-GAAP measure, it may not be comparable to EBITDA calculated by others. In addition, as EBITDA is not a substitute for net earnings (loss), readers should consider net earnings in evaluating the Company's performance.

This press release contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause the actual results of the Company to be materially different from those expressed or implied by those forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign-currency exchange rates and other factors referenced herein and in the Company's annual statutory report.

FOR FURTHER INFORMATION CONTACT: RICK DOMAN (250) 748.3711 OR P.G. HOSIER (250) 665.6231

DOMAN INDUSTRIES LIMITED
CONSOLIDATED STATEMENT OF OPERATIONS
UNAUDITED
(in thousands of dollars, except for per share amounts)

                                                                               THREE MONTHS ENDED
                                                                                   MARCH 31,
                                                                          -----------------------------
                                                                              2004             2003
                                                                          ------------     ------------
Sales ................................................................    $    166,255     $    170,463

Costs and Expenses
   Production and manufacturing costs ................................         128,033          130,604
   Freight costs .....................................................          13,119           13,398
   Countervailing and anti-dumping duties (Note 3(d) and 7(b)) .......           9,537            7,817
   Selling and administration ........................................           4,865            3,583
                                                                         -------------     ------------
                                                                               155,554          155,402
                                                                         -------------     ------------

Operating earnings (loss) before amortization
     and other income and expense ....................................          10,701           15,061

Amortization of property, plant and equipment ........................          11,462           11,481
                                                                         -------------     ------------

Operating earnings (loss) ............................................            (761)           3,580

Other income and expense
   Interest ..........................................................         (28,913)         (21,610)
   Exchange gains and (losses) on long-term debt and
        amortization of debt issue costs .............................         (11,055)          72,767
   Financial restructuring costs .....................................          (3,308)          (1,949)
   Other income ......................................................              59               87
                                                                         -------------     ------------
                                                                               (43,217)          49,295
                                                                         -------------     ------------

Earnings (loss) before income taxes ..................................         (43,978)         (52,875)
Income tax expense ...................................................            (363)            (701)
                                                                         -------------     ------------
Net earnings (loss) ..................................................         (44,341)          52,174
Provision for dividends on preferred shares ..........................          (1,203)          (1,154)
                                                                         -------------     ------------
Net earnings (loss) attributable to common and non-voting shares         ($     45,544)    $     51,020
                                                                         =============     ============

Basic loss per share .................................................   ($       1.07)    $       1.20

Diluted loss per share ...............................................   ($       1.07)    $       1.20

Average number of common and non-voting shares outstanding (000's)              42,481           42,481

DOMAN INDUSTRIES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOW
UNAUDITED
(in thousands of dollars)

                                                                               THREE MONTHS ENDED
                                                                                   MARCH 31,
                                                                          -----------------------------
                                                                              2004             2003
                                                                          ------------     ------------
Operating Activities
   Net earnings (loss) ...............................................   ($     44,341)    $     52,174
   Add (deduct) items not involving cash:
     Amortization of property, plant and equipment ...................          11,462           11,481
     Amortization of deferred charges ................................           1,094            1,128
     Foreign currency translation (gain) loss ........................           9,961          (73,894)
     (Gain) loss on fixed asset disposals ............................            (412)              88
     Other items .....................................................             586              322
                                                                          ------------     ------------

     Working capital used in operations ..............................         (21,650)          (8,701)

Net change in non-cash working capital items .........................          21,771           16,074
                                                                          ------------     ------------

Funds provided by operating activities ...............................             121            7,373
                                                                          ------------     ------------

Financing Activities
     Increase (decrease) in bank indebtedness ........................           2,539           (6,950)
                                                                          ------------     ------------

Funds (used in) provided by financing activities .....................           2,539           (6,950)
                                                                          ------------     ------------

Investing Activities
     Additions to property, plant and equipment ......................          (5,745)          (7,812)
     Disposal of property, plant and equipment .......................           1,025              263
     Other ...........................................................             146              (21)
                                                                          ------------     ------------

Funds used in investing activities ...................................          (4,574)          (7,570)
                                                                          ------------     ------------

Decrease in cash .....................................................          (1,914)          (7,147)
Cash, beginning of period ............................................          21,561           22,599
                                                                          ------------     ------------

Cash, end of period ..................................................    $     19,647     $     15,452
                                                                          ============     ============

DOMAN INDUSTRIES LIMITED
CONSOLIDATED BALANCE SHEETS
(in thousands of dollars)

                                                                            MARCH 31,      DECEMBER 31,
                                                                              2004             2003
                                                                          ------------     ------------
                                                                          (UNAUDITED)        (AUDITED)
ASSETS

Current Assets
   Cash ..............................................................    $     19,647     $     21,561
   Accounts receivable ...............................................          81,150           68,317
   Inventories .......................................................         161,226          159,020
   Prepaid expenses ..................................................           8,763            6,763
                                                                          ------------     ------------
                                                                               270,786          255,661
Investments ..........................................................          11,125           10,786

Property, plant and equipment ........................................         454,086          460,415

Other assets .........................................................          20,601           22,190
                                                                          ------------     ------------
                                                                          $    756,598     $    749,052
                                                                          ============     ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Bank indebtedness .................................................    $     32,966     $     30,427
   Accounts payable and accrued liabilities ..........................         143,955          124,818
   Accounts payable and accrued liabilities, subject to compromise ...         130,535          110,862
   Current portion of long-term debt subject to compromise ...........         508,784          503,042
   Current portion of long-term debt .................................         209,808          207,440
                                                                          ------------     ------------
                                                                             1,026,048          976,589
Long-term debt subject to compromise .................................         163,913          162,063

Other liabilities ....................................................          28,103           27,525

Shareholders' Equity
   Share capital
        Preferred shares .............................................          64,076           64,076
        Common and non-voting shares .................................         242,942          242,942
                                                                          ------------     ------------
                                                                               307,018          307,018
   Deficit ...........................................................        (768,484)        (724,143)
                                                                          ------------     ------------
                                                                              (461,466)        (417,125)
                                                                          ------------     ------------
                                                                          $    756,598     $    749,052
                                                                          ============     ============

DOMAN INDUSTRIES LIMITED
SUPPLEMENTAL INFORMATION
UNAUDITED

                                                                                THREE MONTHS ENDED
                                                                                     MARCH 31,
                                                                                ------------------
                                                                                 2004        2003
                                                                                ------      ------
SALES ($ MILLIONS)
   Lumber ............................................................           100.0        76.1
   Logs ..............................................................            14.1        32.1
   By-Products .......................................................             5.3         5.4
                                                                                ------      ------
Solid Wood Segment ...................................................           119.4       113.6
Pulp Segment .........................................................            46.9        56.9
                                                                                ------      ------
Total Sales to external customers ....................................           166.3       170.5
                                                                                ------      ------
Intersegment Sales accounted for
   at market prices ..................................................            12.8        13.7

SALES VOLUMES
   Lumber (MMFBM) ....................................................             175         123
   Logs (km(3)) ......................................................             100         206

   Pulp - NBSK (ADMT) ................................................          61,011      67,013
   Pulp - Sulphite (ADMT) ............................................           5,097      15,206
                                                                                ------      ------

PRODUCTION VOLUMES
   Lumber (MMFBM) ....................................................             155         165
   Logs (km(3)) ......................................................             769         681
   Pulp - NBSK (ADMT) ................................................          63,724      69,932
   Pulp - Sulphite (ADMT) ............................................              --      16,441
                                                                                ------      ------

EBITDA ($ MILLIONS)
   Solid Wood Segment ................................................            17.7        20.0
   Pulp Segment ......................................................            (5.0)       (3.8)
   General Corporate .................................................            (2.0)       (1.1)
                                                                                ------      ------
        Total ........................................................            10.7        15.1
                                                                                ------      ------

AMORTIZATION ($ MILLIONS)
   Solid Wood Segment ................................................             9.2         8.8
   Pulp Segment ......................................................             2.3         2.7
                                                                                ------      ------
        Total ........................................................            11.5        11.5
                                                                                ------      ------

SEGMENTED OPERATING EARNINGS (LOSS) ($MILLIONS)

   Solid Wood Segment ................................................             8.5        11.1
   Pulp Segment ......................................................            (7.3)       (6.4)
                                                                                ------      ------
                                                                                   1.2         4.7
     General Corporate ...............................................            (2.0)       (1.1)
                                                                                ======      ======
        Total ........................................................            (0.8)        3.6
                                                                                ======      ======

Notes to Consolidated Financial Statements

1.    GOING CONCERN

      On November 7, 2002, the Company was granted protection from its creditors under the Companies Creditors Arrangement act ("CCAA"), pursuant to an Order ("Court Order") issued by the Supreme Court of British Columbia (the "Court"). Under terms of the Court Order, the Company is required to present to the Court a Plan of Arrangement and Compromise (the "Plan") setting out the terms of the restructuring of its debt and other obligations. The effect of the Court Order is to stay the Company's current obligations to creditors until the Plan can be approved and implemented.

      Since November 7, 2002, the Company has been negotiating the terms of a Plan with various stakeholders including committees of unsecured bondholders and secured bondholders, other unsecured creditors, preferred shareholders and common shareholders. In addition, the Company and its advisors have been actively pursuing refinancing opportunities with potential lenders and investors and possible asset sales to third parties to generate proceeds to reduce or replace the Company's existing debt.

      On April 30, 2004 the Court issued an order authorizing the filing of a Plan and directing the Company to hold a meeting of unsecured creditors on June 7, 2004. It is expected that if the affected creditors approve the Plan, the application for the Sanction Order approving the Plan will be heard on June 11, 2004.

      The Plan resulted from negotiations with certain unsecured noteholders. The essential features of the Plan include:

      - The pulp and solid wood assets of Doman would be separated into two new corporate groups; Lumberco which would hold the lumber assets of Doman, and Pulpco, a wholly owned subsidiary of Lumberco, which would hold the pulp assets (other than Port Alice) of Doman. Lumberco will take over from Doman as the public parent company.

      - The unsecured indebtedness of Doman and its subsidiaries, including its pre-filing trade debt, will be compromised and converted to 75% of the equity of Lumberco, subject to cash elections.

      - The indebtedness of Doman held by secured noteholders will be refinanced in full through a combination of an offering of warrants to the unsecured creditors and a private placement to Tricap, certain funds for which Merrill Lynch Investment Manager or its affiliate acts as investment adviser, Quadrangle and Amaranth (the "Standby Purchasers") in consideration for the issuance of new secured bonds and the remaining 25% of Lumberco equity to the Standby Purchaser and those creditors who exercise the warrants.

      - Post restructuring, Lumberco is expected to have no debt other than the new secured bonds, a working capital facility of up to $100 million and certain intercorporate debt.

      - Existing shareholders of Doman will not be entitled to any distributions or other compensation under the Plan and will have no entitlement to vote on the Plan, except that they will be granted three tranches of non-transferable warrants to purchase up to 10% of the shares of Lumberco on the terms set out in the Plan.

      In addition to Creditor and Court Approval, there are several conditions precedent to implementation of the Plan related to regulatory and governmental approvals or enactments. The Board of Directors of Doman has approved the Plan.

      Basis of presentation:

      The accompanying consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its obligations in the normal course of business. There is doubt about the appropriateness of the use of the going concern assumption because of the CCAA reorganization proceedings and circumstances relating to this event, including the Company's current debt structure, recent losses and cash flow. As such, realization of assets and discharge of liabilities are subject to significant uncertainty.

      The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. The appropriateness of the going concern basis is dependent upon, among other things, confirmation of a plan of reorganization, future profitable operations and the ability to generate sufficient cash from operations and financing arrangements to meet obligations.

      If a Plan is confirmed by the Court, the reorganized Company will be required to adopt fresh start accounting in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). This accounting will require that assets and liabilities be recorded at their fair values at the date of emergence from the Company's reorganization proceedings. As a result, the reported amounts in the consolidated financial statements could materially change, because they do not give effect to any adjustments to the carrying value of assets and liabilities that may ultimately result from the adoption of fresh start accounting.

2.    SIGNIFICANT ACCOUNTING POLICIES

      These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and, accordingly, should be read in conjunction with the Company's most recent audited annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application used in the Company's annual consolidated financial statements as at and for the year ended December 31, 2003, except for the new accounting policies adopted subsequent to that date, as detailed below.

3.    ADOPTION OF NEW ACCOUNTING POLICIES:

      Effective January 1, 2004, the Company adopted or changed the following accounting policies as required under new Canadian Institute of Chartered Accountants ("CICA") recommendations:

      (a)   ASSET RETIREMENT OBLIGATIONS:

            The Company retroactively adopted CICA new handbook section 3110 on the recognition and measurement of asset retirement obligations, which for the Company encompasses primarily reforestation liabilities. Under this new section, asset retirement obligations are recognized at the fair value in the period in which the legal obligation was incurred, with fair value of a liability determined with reference to the present value of estimated future cash flows. In periods subsequent to the initial measurement, changes in the liability resulting from the passage of time and revisions to fair value calculations are recognized in the statement of operations as they occur.

            The following changes to historical financial statements have been made to reflect the new policy:

                                                  Prior Policy        New policy
                                                  ------------        ----------
Balance Sheet as at December 31, 2003:
     Other long-term liabilities                  $     29,725        $   27,525
     Deficit, ending                                   726,343           724,143

            The adoption of the new standard did not have any effect on the results from operations or cash flows for the March 31, 2003 comparative figures.

        Utilizing a before-tax discount rate of 12%, the reforestation liability was estimated based on an assumption of undiscounted cash flows of $13,700,000 to be paid over a 10 year period.

      (b)   HEDGING RELATIONSHIPS AND ACCOUNTING FOR DERIVATIVE FINANCIAL
            INSTRUMENTS:

            The Company adopted the CICA new Accounting Guideline-13, Hedging Relationships, which relates to the identification, designation, documentation and effectiveness of hedging relationships. The new requirements have been applied on a prospective basis to all instruments existing on, or entered into after, January 1, 2004. The Company did not have any derivative financial instruments outstanding as at January 1, 2004 nor did the Company use derivative financial instruments in the first quarter ended March 31, 2004. To the extent the Company uses derivative financial instruments in the future, the Company will determine on an individual transaction basis, whether the derivative instrument qualifies for hedge accounting under the new CICA standards. To the extent that a derivative instrument does not qualify for hedge accounting, changes in the fair value of the instrument will be recorded in earnings at each reporting period.

      (c)   IMPAIRMENT OF LONG-LIVED ASSETS:

            The Company adopted the new CICA recommendations of Section 3063, Impairment of Long-lived Assets. These recommendations require the Company to recognize an impairment loss when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss is measured as the amount by which the long-lived asset's carrying amount exceeds its fair value. Prior standards required that an impairment loss was measured at the amount by which the long-lived asset's carrying amount exceeded its undiscounted cash flows. On adoption, this new standard did not impact the Company's consolidated financial statements.

      (d)   COUNTERVAILING AND ANTI-DUMPING DUTIES AND FREIGHT COSTS:

            The CICA introduced a new recommendation for the application of GAAP, which provides guidance on alternate sources to consult with when an issue is not specifically addressed by Canadian GAAP. Prior to January 1, 2004, the Company, along with other companies in the forest industry, presented sales net of countervailing and anti-dumping duties and freight costs. In accordance with the new GAAP standard, countervailing and anti-dumping duties and freight costs have been reclassified to costs and expenses. Prior period amounts have been restated to reflect these reclassifications.

4.    BANK CREDIT FACILITY

      In March 2002, the Company established a three-year revolving credit facility, secured by receivables and inventory, which bears an interest rate of prime plus 1%. The size of this asset-backed facility is determined by the level of outstanding receivable and inventory, but cannot exceed $65,000.000.

      At March 31, 2004, of the full $65,000,000 facility that was available to the Company, $32,966,000 had been drawn down and $2,941,000 was used to support standby letters of credit.

5.    ACCOUNTS PAYABLE SUBJECT TO COMPROMISE ($000)

      Accounts payable subject to compromise consist of the following:

Trade payables                                            $  17,766
Interest on 8 3/4% unsecured Senior Notes                    79,827
Interest on 9 1/4% unsecured Senior Notes                    32,942
                                                          ---------
                                                          $ 130,535
                                                          =========

6.    INTEREST

      Interest includes interest paid or payable on the Company's bank credit facility, interest accrued on the Company's secured and unsecured notes and the foreign exchange gain or loss on accrued but unpaid interest denominated in US dollars (secured and unsecured notes).

7.    CONTINGENCIES

      (a)   THE FORESTRY REVITALIZATION PLAN

      In March 2003, the Government of B.C. ("Crown") introduced the Forestry Revitalization Plan (the "Plan") that provides for significant changes to Crown forest policy and to the existing allocation of Crown timber tenures to licencees. The changes prescribed in the Plan include the elimination of minimum cut control regulations, the elimination of existing timber processing regulations, and the elimination of restrictions limiting the transfer and subdivision of existing licencees. As well, through legislation, licencees, including the Company, will be required to return 20% of their replaceable tenure to the Crown. The Plan states that approximately half of this volume will be redistributed to open opportunities for woodlots, community forests and First Nations and the other half will be available for public auction. The Crown has acknowledged that licencees will be fairly compensated for the return of tenure and related costs such as roads and bridges.

      The effect of the timber take-back is expected to result in a reduction of approximately 685,000 m(3) of the Company's existing annual allowable cut on their replaceable tenures. The effect of the Plan on the Company's financial position and results of operations cannot be determined at this time. The Company will record the effects of the Plan at the time the amounts to be recorded are estimable.

      (b)   SOFTWOOD LUMBER DUTIES

      The Company has incurred countervailing and antidumping duties at 27.22% totalling $9.5 million for the first quarter of 2004 ($7.8 million for the first quarter of 2003).

      Cumulative duties from May 22, 2002, when cash deposits were made necessary for shipments of Canadian lumber into the US, until March 31, 2003, total $67.9 million.

      The Company and other Canadian Forest Product Companies, the Federal Government and Canadian Provincial Governments ("Canadian Interests") categorically deny the US allegations and strongly disagree with the final countervailing and antidumping determinations made by the USITC and USDOC. Canadian Interests continue to aggressively defend the Canadian industry in this US trade dispute. Canadian Interests have appealed these decisions to NAFTA panels and the WTO.

8.    SUBSEQUENT EVENT

On May 11, 2004 a sale of the Port Alice pulpmill to Port Alice Specialty Cellulose Inc., a subsidiary of LaPointe Partners, Inc., was approved by the Supreme Court of British Columbia, with closing on the same date. Under the purchase and sale agreement, the purchaser acquires for one dollar substantially all the assets used primarily or exclusively in the Port Alice mill, including $2.73 million of adjusted working capital (as defined) and the assumption of outstanding obligations relating to the pulpmill, including employee and pension liabilities.